================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------
                        AMENDMENT NO. 2 TO SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -----------

                            MERCATOR SOFTWARE, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                  -----------

All Options to Purchase Common Stock, Par Value $0.01 Per Share, Granted Under
                    The Mercator 1997 Equity Incentive Plan
                        (Title of Class of Securities)

                                  -----------

                                  587587 10 6
               (CUSIP Number of Underlying Class of Securities)
                           (Underlying Common Stock)
                                  -----------

                                  Roy C. King
                     Chairman and Chief Executive Officer
                            Mercator Software, Inc.
                                45 Danbury Road
                        Wilton, Connecticut  06897-0840
  (name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   copies to:
     Gerald E. Klein, Esq.                Paul A. Soden, Esq.
     General Counsel and Secretary        Gould & Wilkie LLP
     Mercator Software, Inc.              One Chase Manhattan Plaza
     45 Danbury Road                      58/th/ floor
     Wilton, Connecticut 06897-0840       New York, New York 10005
     (203) 761-8600                       (212) 344-5680

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                   Amount of Filing Fee
-------------------------------         -------------------------------
       $5,859,008                                 $1,172
=====================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,271,361 shares of common stock of Mercator Software, Inc. having an aggregate value as of September 10, 2001 of $5,859,008 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid:   $1,172
    Form or Registration No.: Schedule TO
    Filing party:             Mercator Software, Inc.
    Date filed:               September 17, 2001

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_] third party tender offer subject to Rule 14d-1.

  [X] issuer tender offer subject to Rule 13e-4.

  [_] going-private transaction subject to Rule 13e-3.

  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

INTRODUCTORY STATEMENT

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on September 17, 2001, as amended, relating to our offer to exchange all outstanding options to purchase shares of our common stock, par value $0.01 per share ("Common Stock") held by certain individuals for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of one share of Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 17, 2001 and the related Letter of Transmittal.
This Amendment is to file with the Commission the summary financial information of the company in Item 10.

Item 10. Financial Statements

     The following statement is hereby added as the second paragraph of Item 10(a).

     "The summary financial information of the company is hereby attached to the Offer to Exchange as Schedule B."


                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                    Mercator Software, Inc.

                                    /s/  Roy C. King
                                    --------------------------------
                                    Roy C. King
                                    Chairman and Chief
                                    Executive Officer


Date: October 12, 2001

                                  SCHEDULE B


Item 10 - Summary Financial Information (in thousands, except per share data)


                                                                   30-Jun            30-Jun             31-Dec            31-Dec
                                                                    2001              2000               2000              1999
                                                                  --------          --------           --------          --------
                                                                  unaudited)       (unaudited)
Current assets                                                    $ 41,261          $ 73,728           $ 67,474          $ 66,519
Noncurrent assets                                                   81,998           155,708             93,417           160,296
                                                                  ---------------------------------------------------------------
          Total assets                                            $123,259          $229,436           $160,891          $226,815
                                                                  ===============================================================

Current liabilities                                               $ 46,321          $ 32,496           $ 44,063          $ 26,850
Noncurrent liabilites                                                6,178            15,895              5,422            12,312
                                                                  ---------------------------------------------------------------
          Total liablities                                          52,499            48,391             49,485            39,162
Stockholders' equity                                                70,760           181,045            111,406           187,653
                                                                  ---------------------------------------------------------------
          Total liablities and stockholders' equity               $123,259          $229,436           $160,891          $226,815
                                                                  ===============================================================

Common shares issued and outstanding                                30,379            29,353             29,847            27,834

Book value per share                                              $   2.33          $   6.17           $   3.73          $   6.74

                                                                      For the six months ended               For the years ended
                                                                      30-Jun           30-Jun                 31-Dec      31-Dec
                                                                       2001             2000                   2000        1999
                                                                     --------         --------               --------    --------
                                                                    (unaudited)      (unaudited)
Revenues                                                             $ 57,296         $ 66,948                $138,290    $ 98,625

Gross Profit                                                         $ 39,176         $ 51,837                $104,730    $ 75,969

Operating income (loss)                                              $(41,081)        $(21,122)               $(96,159)   $(17,483)

Net income (loss)                                                    $(43,351)        $(29,285)               $(98,092)   $(16,268)

Weighted average shares outstanding (basic and diluted)                30,118           28,653                  29,154      25,376

Operating income (loss) per share (basic and diluted)                $  (1.36)        $  (0.74)               $  (3.30)   $  (0.69)

Net income (loss) per common share (basic and diluted)               $  (1.44)        $  (1.02)               $  (3.36)   $  (0.64)

Comprehensive income (loss)                                          $(44,742)        $(30,687)               $(99,358)   $(16,425)

Net cash provided (used) by operating activities                     $(11,463)        $  3,013                $ 11,284    $ (8,406)
Net cash provided (used) by investing activities                       (1,969)          (2,076)                 (7,275)       (709)
Net cash provided (used) by financing activities                        3,151            3,875                   5,826       4,007
Effect of exchange rates on cash                                       (1,888)            (821)                   (745)       (788)
                                                                     -------------------------                --------------------
          Net change in cash                                         $(12,169)        $  3,991                $  9,090    $ (5,896)
                                                                     =========================                ====================

Ratio of earnings to fixed charges                                        n/a              n/a                     n/a         n/a

Pro forma information                                                     n/a              n/a                     n/a         n/a